SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

MK AUTOMOTIVE, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

553094 103

(CUSIP Number)

Lawrence E. Wilson, Esq.
Franklin, Cardwell & Jones, PC
1001 McKinney, 18th Floor
Houston, TX 77002
(713) 425-3259

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 553094 103	13D	Page 2 of 4 Pages

1	Names of Reporting Persons Thomas E. Kubik
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,920,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,920,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,920,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.5%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 553094 103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Title and Class of Security:	Common Stock, $.001 par value

Name and Address of Issuer:	MK Automotive, Inc.
5833 West Tropicana Avenue
Las Vegas, NV 89103

Item 2.  Identity and Background.

(a)	Michael R. Murphy

(b)	5833 West Tropicana Avenue
Las Vegas, NV 89103

(c)	President
MK Automotive, Inc.
5833 West Tropicana Avenue
Las Vegas, NV 89103

(d)	None

(e)	None

(f)	United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds used for initial capitalization of the issuer.

Item 4.  Purpose of Transaction.

The securities were acquired in the initial capitalization of the issuer at startup and are held for the purposes of exercising control over the issuer.  There are no present proposals or plans that would result in acquisition or disposition of securities; an extraordinary transaction such as a merger, reorganization or liquidation; sale or transfer of a material amount of assets of the issuer; change in the present board of directors or management of the issuer; change in the present capitalization or dividend policy of the issuer; changes in the issuers Certificate of Incorporation or bylaws; or other material change in the issuer’s business or corporate structure.

Item 5.  Interests in Securities of the Issuer.

(a)	10,920,000 shares (35.5%) of Common Stock, $.001 par value

(b)	Sole Voting Power: 10,920,000 shares
Shared Voting Power: 0 shares
Sole Dispositive Power: 10,920,000 shares
Shared Dispositive Power: 0

CUSIP No. 553094 103	13D	Page 4 of 4 Pages

(c)	None

(d)	None

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 29, 2010

Thomas E. Kubik

/s/ Thomas E. Kubik

     (Signature)